Exhibit 3.19

CERTIFICATE OF FORMATION

OF

SM CLEAN L.L.C.

This Certificate of Formation of SM Clean LL.C. is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.   The name of the limited liability company is SM Clean L.L.C.

2.   The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 21st day of November, 2002.

ServiceMaster Consumer Services Limited Partnership, organizer

By:	ServiceMaster Consumer Services, Inc., general partner

By:	/s/Lawrence L. Mariano,
Lawrence L. Mariano, III
Senior Vice President